EXHIBIT 99.1

Mogo Announces Update on its Upcoming Filings

Vancouver, British Columbia, May 15, 2020 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, announced today that it will be relying on the exemptions provided in BC Instrument 51-315 – Temporary Exemption from Certain Corporate Finance Requirements and BC Instrument 51-516 – Temporary Exemptions from Certain Requirements to File or Send Securityholder Materials (and similar exemptions provided by the other Canadian securities regulators) in connection with the COVID-19 pandemic to postpone the filing of the following continuous disclosure documents pursuant to National Instrument 51-102 – Continuous Disclosure Obligations: (i) the Company’s interim financial report for the quarter ended March 31, 2020; (ii) the associated management’s discussion & analysis (together with the Company's interim financial report for the quarter ended March 31, 2020, the "Q1 2020 Financial Reports"); and (iii) the executive compensation disclosure to be contained in its management information circular in connection with its annual general meeting of shareholders.

The Company currently expects to file Q1 2020 Financial Reports on or about June 2, 2020 and will issue a separate press release confirming the details of the Q1 2020 conference call for investors and analysts.

Until the Company has filed the Q1 2020 Financial Reports, members of the Company’s management and other insiders are subject to an insider trading black-out policy that reflects the principles in section 9 of National Policy 11-207 - Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions. There have been no material business developments since the date of the Company’s annual financial statements for the year ended December 31, 2019 that have not been otherwise disclosed by the Company by way of a press release.

Mogo is also relying on the temporary blanket relief provided by the Canadian Securities Administrators to postpone the filing of its executive compensation disclosure required under applicable securities laws until such time as it is filed and delivered to shareholders as part of Mogo’s information circular relating to its 2020 annual general meeting of shareholders.

Cautionary Statement Regarding Forward-Looking Information

Certain statements contained in this press release may constitute forward-looking information. These statements relate to future events or future performance. The use of any of the words “could”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated”, “proposed” and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company’s current belief or assumptions as to the outcome and timing of such future events. Such forward-looking information is subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. In particular, this press release contains forward-looking information relating to the anticipated filing of the Company’s interim financial report for the quarter ended March 31, 2020, the associated management’s discussion & analysis and the Company's executive compensation disclosure. Various assumptions or factors are typically applied in drawing conclusions or making the forecast or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company. The forward-looking information contained in this press release is made as of the date hereof and the Company is not obligated to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward-looking information. The foregoing statements expressly qualify any forward-looking information contained herein.

About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial wellness. Financial wellness continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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